January 16, 2020 Special Committee Materials Project TOWER Exhibit (c)(4)

Following the Special Committee meeting on January 8th, the Special Committee’s financial and legal advisors prepared a written response to KITE’s initial proposal based on the Special Committee’s guidance On January 9th, Centerview held a telephonic meeting with DC Advisory, KITE’s financial advisor, to verbally communicate the Special Committee’s response to KITE’s initial proposal On January 10th, Centerview sent a written response to DC Advisory(1). The response included: Summary observations from the Special Committee, including its belief that the appropriate value for ARROW is in the range of $23 to $25 per share, with a focus on the upper end of that range The Special Committee’s belief that any potential transaction should include, as a condition to the consummation of a transaction, a requirement that a majority of the shares not owned by KITE, its director appointees or ARROW management (the minority) must vote in favor of (or tender their shares pursuant to) the transaction ARROW management’s financial forecast for FY2020E through FY2025E Additional value drivers that will further influence ARROW’s positive results beyond the financial forecast On January 14th, following KITE’s review of the Special Committee’s response, Centerview met with members of the DC Advisory team in Chicago to explain the Special Committee’s rationale and to answer follow-up clarification questions regarding the financial forecast On January 15th, during a telephonic discussion, DC Advisory verbally communicated KITE’s increased offer for ARROW of $20.50 per share DC Advisory explained KITE understood and appreciated the Special Committee’s response, but KITE was not prepared to increase its value to be in the range of $23 to $25 per share KITE indicated it is prepared to move expeditiously toward definitive documentation and a transaction could be announced as early as the end of January Update Since the Prior Special Committee Meeting Complete written response provided to KITE included as an Appendix B to these materials.

Summary of KITE Proposal (2) Source:ARROW Management forecast, company filings and FactSet. Note:Dollars in millions, except per share amounts. LTM and NTM financial metrics as of December 31, 2019. Excludes $19mm of operating lease liabilities. KITE currently owns 72% of the ARROW shares outstanding. Adjusted EBITDA and Adjusted EPS figures are not burdened by stock-based compensation. (3) (3) (1)

ARROW Analysis at Various Prices Source:ARROW Management forecast, company filings and FactSet. Note:Dollars in millions, except per share amounts. LTM and NTM financial metrics as of December 31, 2019. Adjusted EBITDA and Adjusted EPS figures are not burdened by stock-based compensation. Excludes $19mm of operating lease liabilities. Reflects closing day price on September 3, 2018. Averages reflect closing day prices. (3) (3) (3) (1) (2) Memo: ARROW All-Time High: $49.50 on 4/25/00

Preliminary ARROW Valuation Summary Appendix A

— Preliminary Draft and Highly Confidential; Subject to Material Revisions —

Preliminary ARROW Valuation Summary

For reference only

Methodology		Assumptions
52-Week Trading Range (Unaffected)		Low - 8/28/19 High - 4/22/19
Selected Public Trading Multiples	Adj. EBITDA	7.5x - 10.5x NTM Adj. EBITDA of $293mm[1]
Selected Public Trading Multiples	Adj. EPS	15.0x - 20.0x NTM Adj. EPS of $0.93[1]
Selected Precedent Transaction Multiples		8.0x - 12.0x LTM Adj. EBITDA of $290mm[1]
Discounted Cash Flow Analysis		3.0% - 4.0% PGR / 10.0% - 12.0% WACC

Implied ARROW Equity Value per Share



$13.03
$19.36
$17.30
$22.45
$13.95
$18.60
$18.00
$24.80
$17.75
$23.75
(6.3x - 9.5x Implied Exit Multiple)(3)
ARROW Unaffected Share Price: $15.04(2)
KITE Revised Proposal: $20.50

Source: ARROW Management forecast, company filings, Wall Street research and FactSet.

Note: Implied equity value per share rounded to nearest $0.05, except 52-week trading range. ARROW balance sheet assumes $744mm of cash and no debt as of September 30, 2019. ARROW diluted shares assume 169.1mm common shares outstanding, 0.5mm restricted shares and 1.4mm options outstanding with a weighted average exercise price of $12.82 (using treasury stock method) as of September 30, 2019.

(1) LTM and NTM financial metrics as of December 31, 2019. Adjusted EBITDA and Adjusted EPS figures are not burdened by stock-based compensation.

(2) Represents ARROW's unaffected share price as of November 26, 2019 (1-day prior to KITE's public acquisition proposal).

(3) Reflects range of implied terminal exit multiples based on LTM Adjusted EBITDA.

CENTERVIEW PARTNERS 5

Written Response Provided to KITE Appendix B

Thank you for your letter dated November 27, 2019 Following receipt, and in consideration of your proposal, the Special Committee undertook a detailed and comprehensive review of AVX with the assistance of its financial and legal advisors The value indicated in Kyocera’s initial proposal is not sufficient for the Special Committee to recommend the Potential Transaction Based on the Special Committee’s work to date, it believes that appropriate value is in the range of $23 to $25 per share, with a focus on the upper end of that range The Special Committee also believes that any Potential Transaction should include, as a condition to the consummation of a transaction, a requirement that a majority of the shares not owned by Kyocera, its director appointees or AVX management (the minority) must vote in favor of (or tender their shares pursuant to) the transaction The Special Committee will not respond on the proposed merger agreement or the request for diligence unless the proposal value is sufficiently improved and the majority of the minority condition is resolved The Special Committee believes that any negotiation and documentation can be completed expeditiously and concurrently with any confirmatory due diligence Kyocera requires, if the above threshold issues are satisfactorily resolved Summary Response from the AVX Special Committee Note:Capitalized terms are defined in the letter from Kyocera Corporation to the Special Committee of AVX Corporation, dated November 27, 2019. Observations from the Special Committee Additional Evaluation Materials for Kyocera In order to assist Kyocera in its evaluation, the Special Committee would like to provide: AVX management’s financial forecast for FY2020E through FY2025E Additional value drivers that will further influence AVX’s positive results beyond the aforementioned financial forecast 1 2

AVX Financial Forecast FY2020E reflects actual results through November 30, 2019 and AVX management forecast through the end of FY2020E. Figures not burdened by stock-based compensation expense. Assumes projected effective tax rate of 21.0% Reflects the sum of cash & cash equivalents and short-term investments in securities. (1) (2) 1 1 (2) (3) (3) (2) (2) (2) (4)

Additional Value Drivers Revenue growth driven by continued strength in Ceramics and Tantalum Polymer market share gains Product mix shift to higher value-add components and operating efficiencies will improve margin profile 2 Significant top-line growth and margin expansion in excess of management forecast Faster-than-expected adoption of 5G and innovation in industrial, consumer and medical applications Increasing electrification and digitization of historically analogue products (e.g., wearables, smart homes) Forecast does not account for continued innovation beyond existing portfolio Robust Financial Performance Expansion of Emerging Technologies Management took strategic action to support revenue growth and re-position the company for future success Agreement accounted for ~$320mm and ~$260mm of revenue in and FY17A and FY16A, respectively Recent termination of long-standing agreement impacted AVX financial and operating results Impact of Kyocera Distribution Agreement The following items, among others, support additional value creation beyond management’s forecast

Additional Value Drivers (cont’d) Track record of successful execution and integration of assets (e.g., TT Electronics’ S&C business, Ethertronics) Value creation driven by strategic, high-growth / high-margin acquisitions 2 Forecasted cash build could be used to support accretive acquisitions AVX’s leading intellectual property portfolio could be applied across the Kyocera platform Cost savings from consolidation and operating efficiencies will enhance profitability Revenue and cost synergies could enhance both companies Value Enhancing M&A Significant Savings and Synergies